EXHIBIT 99.1

Brookfield Infrastructure Announces Intention to Simplify Corporate Structure

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated November 19, 2025 to the short form base shelf prospectus of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. dated January 29, 2025

BROOKFIELD, News, July 21, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“BIP”) and Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) (“BIPC”, and together with BIP, “Brookfield Infrastructure”) today announced that it has approved plans to simplify its corporate structure (the “Simplification”) by converting BIP and BIPC into one publicly traded corporation, Brookfield Infrastructure Partners Inc. (“BIP Inc.”).

“We are proud to mark the next chapter in Brookfield Infrastructure Partners’ evolution as a public company,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The simplification is designed to broaden our investor base, support increased index demand and make Brookfield Infrastructure easier to own through a traditional corporate structure. This transaction is expected to drive long-term value for all securityholders.”

Benefits of a Simplified Structure

Brookfield Infrastructure expects the Simplification to be tax-deferred for Canadian and U.S. investors and completed without any meaningful cost to the business, while providing securityholders with the following benefits, among others:

  Improved consolidated trading liquidity through a single listed security;
  Increased demand from current indices and potential additional index inclusion;
  Stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;
  Simplified investor analysis, screening, and benchmarking through a single listed reporting entity;
  Broader access to a larger pool of investors who prefer corporate structures;
  Enhanced governance framework and voting rights for public securityholders; and
  For BIP unitholders, elimination of onerous partnership tax reporting forms and preferential dividend tax rates for many Canadian and U.S. taxable investors.

Corporate Simplification Details

Under the terms of the Simplification, upon receipt of approval from BIP unitholders, all outstanding limited partnership units of BIP, other than preferred units, will, together with certain related exchangeable securities, be exchanged on a one-for-one basis for newly issued shares of BIP Inc.

BIPC shareholders will separately be asked to approve the Simplification, pursuant to which their class A exchangeable subordinate voting shares in BIPC (the “BIPC exchangeable shares”) will be exchanged for new shares of BIP Inc. on a one-for-one basis. If BIPC shareholders vote in favor of the Simplification, the exchange can also be completed on a tax-deferred basis. If BIPC shareholders do not approve the Simplification, the BIPC exchangeable shares will remain outstanding and become exchangeable, on a one-for-one basis, for newly issued shares of BIP Inc., rather than being exchangeable for units of BIP as they are today.

Completion of the exchange of BIP limited partnership units for shares of BIP Inc. is not conditional on BIPC shareholder approval.

Special meetings of BIP unitholders and BIPC shareholders will be held on October 14, 2026, and securityholders of record as of the close of business on August 21, 2026 will be entitled to vote at the applicable meeting. The Simplification will be implemented by way of a court-approved plan of arrangement and will be subject to customary regulatory approvals for a transaction of this nature, including approval for the listing of BIP Inc.’s shares on the New York Stock Exchange and Toronto Stock Exchange. Following securityholder approval, Brookfield Infrastructure expects to complete the Simplification in the fourth quarter of 2026.

There will be no change to Brookfield’s ownership of Brookfield Infrastructure as a result of the Simplification. BIP’s preferred units and public debt will remain outstanding and unaffected by the Simplification.

Brookfield Asset Management’s management fee and incentive distribution arrangements will continue in a manner consistent with Brookfield Infrastructure’s existing arrangements.

The Board of Directors of each of BIP and BIPC, based in part on the unanimous recommendations of their respective special committees (consisting entirely of independent directors) and the fairness opinions received from Scotiabank, unanimously determined that the Simplification is in the best interests of BIP and BIPC, respectively, and have unanimously resolved to approve the Simplification and recommend that BIP unitholders and BIPC shareholders vote in favor of the Simplification.

Torys LLP is acting as legal advisor to Brookfield Infrastructure for the Simplification.

Scotiabank is acting as independent financial advisor and Goodmans LLP is acting as independent legal counsel to the special committees of each of BIP and BIPC in connection with the Simplification.

Further information regarding the Simplification, including details on the votes that will be required and the other conditions for closing, will be contained in a joint management information circular of BIP and BIPC.

Copies of the joint management information circular, the arrangement agreement, the plan of arrangement and certain related documents will be filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media: John Hamlin Director, Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Investor Relations: Stephen Fukuda Managing Director, Corporate Development & Investor Relations Tel: +1 (416) 956 5129 Email: stephen.fukuda@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any securities to be issued in the transaction will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and any securities issued in connection with the transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements or information in this news release include statements with respect to the Simplification and the special meetings of the unitholders of BIP and the shareholders of BIPC.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure, and the completion of the Simplification, are subject to a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from those contemplated or implied by the forward-looking statements or information in this news release. Such risks and factors are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the most recent Annual Report on Form 20-F of BIP and in the most recent Annual Report on Form 20-F of BIPC, and other risks and factors that are described therein. Certain risks and uncertainties specific to the proposed Simplification will be further described in the joint management information circular of BIP and BIPC to be delivered to security holders in advance of the special meetings. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.